Exhibit 99.3

January 28, 2014

Mr. Tom Olle

Senior Vice President Operations

Amadeus Petroleum, Inc.

509 Pecan St., Suite 200

Fort Worth, TX 76102

Dear Mr. Olle:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2013, to the Amadeus Petroleum, Inc. (Amadeus) interest in certain properties located in multiple counties in Texas.  The work for this report was completed as of the date of this letter.  This report was prepared to provide Amadeus with Securities and Exchange Commission (SEC) compliant reserve estimates.  It is our understanding that the properties evaluated by LPC comprise 100 percent (100%) of Amadeus’s proved reserves. We believe the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.

Summarized below are LPC’S estimates of net reserves and future net cash flow.  Future net revenue is prior to deducting estimated production and ad valorem taxes.  Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes.  The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value.  We estimate the net reserves and future net cash flow to the Amadeus interest, as of December 31, 2013, to be:

	Net Reserves		Future Net Cash Flow ($)
Category	Oil (Barrels)	Gas (Mcf)	Total	Present Worth at 10%
Proved Developed
Producing	2,317,243	3,474,117	$147,754,453	$66,217,797
Non-Producing	76,642	458,932	6,912,837	3,653,308
Proved Undeveloped	599,950	789,138	29,725,387	7,252,567

Total Proved	2,993,835	4,722,187	$184,392,677	$77,123,672

The oil reserves include crude oil and condensate.  Oil reserves are expressed in barrels which are equivalent to 42 United States gallons.  Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves.  This report does not include any value that could be attributed to

2435 N. Central Expy, Suite 1500  •  Richardson, Texas 75080

Phone (214) 363-3337 •  Fax (214) 363-1608

interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

With regard to the Raccoon Bend Field in Austin and Waller Counties, Texas, an existing agreement, as amended, between the working interest owners and ExxonMobil Corporation (Exxon) requires an annual payment on January 31 to Exxon of fifty percent of the net working interest oil revenue in accordance with a three-tier price and volume schedule.  Based on the pricing used herein and forecasted production in this report, the projected payments to Exxon due from the Amadeus interest would be approximately $6.9 million over the life of the properties.  The present value of these payments discounted at ten percent is approximately $3.6 million as shown on the attached Schedule 1.  The impact of this contractual liability is not included in the reserves or cash flows in this report.

Estimates of reserves for this report were prepared using standard geological and engineering methods generally accepted by the petroleum industry.  The reserves in this report have been estimated using deterministic methods.  The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history.  Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance.  In some instances, comparisons were made to similar properties where more complete data were available.  We have used all methods and procedures that we considered necessary under the circumstances to prepare this report.  We have excluded from our consideration all matters to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices.  Historical prices through December 2013 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices.  In addition, future changes in environmental and administrative regulations may significantly affect the ability of Amadeus to produce oil and gas at the projected levels.  Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month, unweighted arithmetic average of the first day of the month price for the period January 2013 through December 2013.  Gas prices used in this report are referenced to a Henry Hub price of $3.67 per MMBtu, as published in the Platts Gas Daily, and are adjusted for energy content, transportation fees, and regional price differentials.  Oil prices are referenced to a West Texas Intermediate crude oil price of $93.42 per barrel, as posted by Plains All American Pipeline, L.P, and are adjusted for gravity, crude quality, transportation fees, and regional price differentials.  These reference prices are held constant in accordance with SEC guidelines. The weighted average prices after adjustments over the life of the properties are $95.56 per barrel for oil and $5.69 per Mcf for gas.

Lease and well operating expenses are based on data obtained from Amadeus.  Expenses for the properties operated by Amadeus include direct lease and field level costs.  Leases and wells operated by others include all direct expenses as well as general and administrative costs and overhead costs allowed under the specific joint operating agreements. For operated properties, field costs have been divided into fixed field operating costs per well and variable operating costs per unit of production.  The field operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by Amadeus and are included as required for workovers, new development wells, and production equipment.  Amadeus has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled.  Amadeus’s estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties.  These costs are held constant.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the Amadeus interest.  Our projections are based on the Amadeus interest receiving its net revenue interest share of estimated future gross oil and gas production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by Amadeus or was obtained from state regulatory agencies and commercially available data sources.  No special tests were obtained to assist in the preparation of this report.  For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Amadeus including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC.  In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities.  They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations.  A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates.  Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production.  These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data.  It may be necessary to revise these estimates up or down in the future as additional performance data become available.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Amadeus.

We have provided Amadeus with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by Amadeus and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  The technical person primarily responsible for overseeing the preparation of reserves estimates herein is William M. Kazmann.  Mr. Kazmann is a Professional Engineer licensed in the State of Texas who has thirty-eight years of engineering experience in the oil and gas industry.  Mr. Kazmann earned Bachelor of Science and Master of Science degrees in Petroleum Engineering from the University of Texas at Austin and has prepared reserves estimates for his employers and his own companies throughout his career. He has prepared and overseen preparation of reports for public filings for LPC for the past seventeen years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis.  Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

William M. Kazmann
Licensed Professional Engineer
State of Texas No. 45012

WMK:SS

13-917

SCHEDULE 1

RACCOON BEND EXXON/MOBIL ROYALTY

R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 01/2014

	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET NGL	NET OIL	NET GAS	NET NGL	TOTAL
END	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	REVENUE	REVENUE	REVENUE	REVENUE
MO-YEAR	MBBLS	MMCF	MBBLS	MMCF	MBBLS	M$	M$	M$	M$

12-2014	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-734.239
12-2015	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-716.612
12-2016	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-618.693
12-2017	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-517.752
12-2018	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-449.942

12-2019	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-413.206
12-2020	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-369.955
12-2021	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-325.527
12-2022	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-292.385
12-2023	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-265.953

12-2024	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-243.205
12-2025	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-217.781
12-2026	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-203.622
12-2027	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-186.768
12-2028	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-170.354

12-2029	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-155.792
12-2030	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-140.854
12-2031	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-125.757
12-2032	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-113.060
12-2033	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-102.688

S TOT	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-6364.145

AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-570.390

TOTAL	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	-6934.535

	NET OIL	NET GAS	NET NGL	SEVERANCE	AD VALOREM	NET OPER	EQUITY	UNDISC NET	10.0% DISC
END	PRICE	PRICE	PRICE	TAXES	TAXES	EXPENSES	INVESTMENT	CASHFLOW	CASHFLOW
MO-YEAR	M$	M$	M$	M$	M$	M$	M$	M$	M$

12-2014	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-734.239	-667.490
12-2015	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-716.612	-592.241
12-2016	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-618.693	-464.833
12-2017	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-517.752	-353.632
12-2018	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-449.942	-279.379

12-2019	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-413.206	-233.244
12-2020	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-369.955	-189.845
12-2021	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-325.527	-151.861
12-2022	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-292.385	-124.000
12-2023	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-265.953	-102.536

12-2024	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-243.205	-85.242
12-2025	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-217.781	-69.392
12-2026	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-203.622	-58.982
12-2027	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-186.768	-49.182
12-2028	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-170.354	-40.781

12-2029	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-155.792	-33.905
12-2030	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-140.854	-27.867
12-2031	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-125.757	-22.619
12-2032	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-113.060	-18.486
12-2033	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-102.688	-15.264

S TOT	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-6364.145	-3580.781

AFTER	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-570.390	-53.012

TOTAL	0.00	0.00	0.00	0.000	0.000	0.000	0.000	-6934.535	-3633.793

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	1.0	0.0	LIFE, YRS.	42.00	9.00	-3818.533
GROSS ULT., MB & MMF	0.000	0.000	DISCOUNT%	10.00	10.00	-3633.793
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	42.00	15.00	-2925.609
GROSS RES., MB & MMF	0.000	0.000	DISCOUNTED PAYOUT, YRS.	42.00	20.00	-2449.214
NET RES., MB & MMF	0.000	0.000	UNDISCOUNTED NET/INVEST.	0.00	25.00	-2107.104
NET REVENUE, M$	0.000	0.000	DISCOUNTED NET/INVEST.	0.00	30.00	-1849.400
INITIAL PRICE, $	0.000	0.000	RATE-OF-RETURN, PCT.	0.00	45.00	-1353.806
INITIAL N.I., PCT.	0.000	0.000	INITIAL W.I., PCT.	0.000	65.00	-997.299
					85.00	-788.885
					100.00	-681.696